State Street Master Funds

State Street Institutional Investment Trust

P.O. Box 5049

Boston, Massachusetts 02206

June 24, 2014

VIA EDGAR CORRESPONDENCE

Ms. Stephanie Hui

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	State Street Institutional Investment Trust – SEC File No. 333-30810 and 811-09819 (the “Registrant”)

Dear Ms. Hui:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the registration statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-14-159729) with the Securities and Exchange Commission (the “Commission”) on April 25, 2014 (the “Registration Statement Amendment”), to register Institutional Class, Administration Class and Investor Class to the State Street Institutional Liquid Reserves Fund, State Street Institutional Tax Free Money Market Fund, State Street Institutional U.S. Government Money Market Fund, State Street Institutional Treasury Money Market Fund and State Street Institutional Treasury Plus Money Market Fund (the “Funds”) of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on June 12, 2014.

Below are the Staff’s comments on the Registration Statement Amendment and the Registrant’s responses thereto.

Prospectus Comments

1.	The Staff notes that each Fund already has an Institutional Class registered. Will the Registrant be renaming either the new or existing Institutional Class?

Response: The Registrant has renamed the existing Institutional Class as Premier Class and filed a supplement to its registration statement with the Commission on June 20, 2014.

2.	The Staff notes that each Fund contains the word “Institutional” in its name and requests that the Registrant confirm that the Investor Class is appropriately named given the name of each Fund.

Response: The Registrant confirms that it believes that the Investor Class is appropriate named based on the distribution channel in which the Class will be offered.

3.	As it relates to the State Street Institutional Liquid Reserves Fund, the Staff notes that the Fund has agreed, subject to certain limitations, to reimburse SSgA Funds Management, Inc. (“SSgA FM”) for the full dollar amount of any voluntarily waiver of SSgA FM’s fees or any reimbursed expenses necessary to avoid a negative yield incurred after October 1, 2012, as described in the footnote to the Fees and Expenses Table in the prospectus. The Staff requests that the Registrant disclose the limitations, if any, to SSgA FM’s recoupment rights and include disclosure related such limitations, including disclosing the length of time that SSgA FM is entitled to recoup any waived fees or reimbursed expenses necessary to avoid a negative yield.

Response: The Registrant notes that disclosure related to SSgA FM’s recoupment rights and limitations, including the length of time that SSgA FM is entitled to recoup any waived fees or reimbursed expenses necessary to avoid a negative yield to the reimbursement is included under the section entitled “Management and Organization – The Adviser” in the prospectus. The Registrant believes that no useful purpose would be served by repeating the limitations in a second place in the prospectus.

4.	The Staff notes that the Registration Statement does not contain disclosure on each Fund’s portfolio turnover rate as required by Item 3 of Form N-1A.

Response: The Registrant notes that Instruction 5 to Item 3 of Form N-1A allows money market funds to omit the portfolio turnover rate disclosure and confirms that the Registration Statement Amendment relates only to money market funds.

5.	The Staff notes that the Funds are operational and have financial highlights for other operational classes and requests that those financial highlights be included in Registration Statement Amendment.

Response: The Registrant will add the requested disclosure.

6.	The Staff understands that the Registrant desires to add Investor Class to State Street Institutional Liquid Reserves Fund and State Street Institutional U.S. Government Money Market Fund in the Registrant’s next Rule 485(b) filing scheduled for June 24, 2014. The Staff, pursuant to Rule 485(b)(1)(vii), will allow the Registrant to add Investor Class to State Street Institutional Liquid Reserves Fund and State Street Institutional U.S. Government Money Market Fund in the Registrant’s upcoming Rule 485(b) filing in reliance on Rule 485(b)(1)(vii) so long as the Registrant confirms that the class-specific disclosure for Investor Class shares of these two Funds is substantively identical to the Investor Class class-specific disclosure contained in the Registration Statement Amendment.

Response: The Registrant confirms that it will add Investor Class to State Street Institutional Liquid Reserves Fund and State Street Institutional U.S. Government Money Market Fund in the Registrant’s next Rule 485(b) filing for the Funds and confirms that the disclosure for Investor Class for these two Funds is identical to the Investor Class disclosure contained in the Registration Statement Amendment.

Please contact me at (617) 662-1742 or djames@statestreet.com if you have any questions.

Sincerely,

/s/David James
David James

EXHIBIT

June 24, 2014

VIA EDGAR CORRESPONDENCE

Ms. Stephanie Hui

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	State Street Institutional Investment Trust – SEC File No. 333-30810 and 811-09819 (the “Registrant”)

Dear Ms. Hui:

In connection with the applicable Filing, the Registrant hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in its Filing;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on June 12, 2014. Please do not hesitate to contact the undersigned at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/David James
David James

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